Exhibit 21.1
Subsidiaries of Sorrento Therapeutics, Inc.

Name	State or Jurisdiction of Incorporation or Organization
Concortis Biosystems, Corp.	Delaware
Sorrento Therapeutics, Inc. Hong Kong Limited	Hong Kong, China
Ark Animal Health, Inc.	Delaware
TNK Therapeutics, Inc.	Delaware
LA Cell, Inc.	Delaware
Sorrento Biologics, Inc.	Delaware
Scintilla Pharmaceuticals, Inc.	Delaware
BioServ Corporation	Delaware
Scilex Pharmaceuticals Inc.	Delaware
Levena Biopharma US, Inc.	Delaware
SiniWest Holding Corp.	Delaware
CARgenix Holdings LLC	Rhode Island
BDL Products, Inc.	Delaware
Levena San Diego Corp.	Delaware
Coentre Technologies LLC	Colorado
Concortis, Inc.	Delaware
Levena Suzhou Biopharma Co., Ltd.	People’s Republic of China
Sorrento Therapeutics (Shanghai) Co., Ltd.	People’s Republic of China
Nanjing Levena Biopharma Co. Ltd.	People’s Republic of China
SNAN Holdco LLC	Delaware
Virttu Biologics Limited	England and Wales